EXHIBIT 8

                  [Letterhead of O.S.S. Capital Management LP]

                                                                    June 2, 2005

BY FACSIMILE AND FEDERAL EXPRESS

Gerard Soula
President, Directeur General
Flamel Technologies S.A.
Parc Club du Moulin a Vent
33 avenue du Dr. Georges Levy
69693 Venissieux cedex France



RE :  FLAMEL TECHNOLOGIES S.A. ("FLAMEL") - 2005 ANNUAL MEETING OF SHAREHOLDERS.


Monsieur le President:

     I am writing on behalf of Oscar S. Schafer & Partners I LP, Oscar S. Schafer & Partners II LP and O.S.S. Overseas Fund Ltd (collectively, the "OSS Shareholders") which acting DE CONCERT, within the meaning of Art. L. 233-10 of the French Commercial Code, have proposed resolutions for the election of a new board of directors to be voted on at the Annual Meeting of Shareholders of Flamel to be held on June 22, 2005 (the "2005 AGM"). The OSS Shareholders are also, acting DE CONCERT, the largest shareholder in Flamel.

     On behalf of the OSS Shareholders, I wrote to you on May 13, 2005 to express deep concern about the current direction and performance of Flamel and the decline in the stock price of the ADS, which had fallen approximately 66% between September 2003 and April 2005. On September 19, 2003, the closing price of the ADS was $42.85; on April 15, 2005, the last trading day before the OSS Shareholders and their affiliates filed a statement on Schedule 13D announcing that they were examining what actions they might take in advance of the 2005 AGM, the closing price of the ADS had fallen to only $14.25. This is the track record of how your leadership has "continued to enhance shareholder value" and protected shareholders' investments.

     Nowhere in your recent letters to your "fellow shareholders" or your Chairman's Report, dated May 19, 2005, do you address this decline in the stock price or propose any credible initiatives for restoring investor confidence in Flamel. I appreciate that the question of the current stock price may not be a matter of urgency to a shareholder like yourself, who as recently as October 2003 sold 300,000 ADSs at over $31 per ADS and whose most recent acquisition of 300,000 Flamel shares (referred to on the recent conference call) was through the exercise of options AT A PRICE OF $1.36 PER SHARE (based on a (euro)1 = $1.25 exchange rate). However, to many of your "fellow shareholders", including the OSS Shareholders, who have not been able to buy so low or sell so high, the question of the stock price performance is one of some significance.

     In fact, your recent Chairman's Report, dated May 19, 2005, while promising to give investors greater insight into the potential value of Flamel and to provide an appreciation of the last 18 months of "progress that Flamel has made in terms of development of its strategy, the evolution of its partnerships and the opportunities for potential new deals" does nothing but repeat the vague expectations that "potential partners" will be found sometime in the future. As you said, back in early 2004, "easy to say, difficult to do." But it has been your responsibility as Chairman and Chief Executive Officer to get the deals done. Your June 1, 2005 conference call reported how "busy" you are with potential partners, but still no deals.

     In your Chairman's Report, while you quote me in places, you also misstate the publicly stated expectations of the OSS Shareholders. Let me set the record straight. As set forth in the EXPOSE DES MOTIFS included elsewhere in the materials sent to shareholders, it is the expectation of the OSS Shareholders that the proposed three-person board, if elected, "may take the subsequent actions necessary (including calling an extraordinary shareholder meeting) to increase the size of the board and to elect additional directors, which may include one or more members of the current board of directors." The OSS Shareholders fully appreciate the need for continuity at Flamel, both with respect to employees, management and existing business relationships with partners. Despite your scaremongering, a vote in favor of the resolutions of the OSS Shareholders is not a vote for discontinuity. The resolutions of the OSS Shareholders seek only a board of directors that is truly independent of existing management, in particular you. In this respect, the OSS Shareholders do not consider it a disadvantage that you do not know the directors they have proposed or that you did not pick them and propose them as candidates yourself, as you complained in your Chairman's Report. As set forth in the EXPOSE DES MOTIFS, the OSS Shareholders believe that the three independent directors proposed for election bring deep and relevant business experience and a track record of creating shareholder value. To the extent that these new directors believe that it will be in the best interests of Flamel and its shareholders to nominate for subsequent re-election any of the existing directors they will, of course, be free to do so.

     As to continuity with respect to executive management, your own promise (or threat) to resign your offices, to sell all your shares and your options and, by implication, to have nothing further to do with Flamel, renders moot any question of your own continuing role at the company. On election, the directors proposed by the OSS Shareholders, may have believed that a constructive role could have been found for Flamel's founder allowing you to make an ongoing contribution to the success of the company. However, you have foreclosed any such constructive dialogue and it is you who have promised discontinuity in this respect. With respect to other executives, as with the possibility of nominating existing directors for re-election to an expanded board, the possibility of continuing roles for the existing executive management team remains a question to be considered by the proposed, independent board, if elected. It is the board of directors that has the responsibility to appoint, or re-appoint, Flamel's officers. Nothing in the resolutions proposed by the OSS Shareholders or in their EXPOSE DES MOTIFS indicates a "drive to replace" existing management.

     Lastly, neither the OSS Shareholders nor the proposed board, if elected, has any intention of distracting Flamel from fulfilling any of its obligations under any contract with its


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


existing  business  partners,  including  GlaxoSmithKline,   TAP  Pharmaceutical
Products, Inc., Merck and Servier.

     The directors proposed by the OSS Shareholders are not an improvised slate nor are they unqualified candidates. Mr. Thurman has a deep experience in the pharmaceutical industry and has successfully led a previous dissident proxy contest. Mr. Boonstra has a lifetime of marketing experience and is widely credited with having revitalized the fortunes of Philips Electronics NV during his tenure as Chairman and Chief Executive Officer from 1996 to 2001. Elie Vannier has deep operating and financial experience and has served as chairman of the French Center for the Study of Corporate Governance. On the contrary, it is the slate of directors that you support that appears improvised. And the hasty addition of the two new candidates -- Messrs. Smith and Deming -- may have unintended consequences. If elected, the OSS Shareholders believe that the eight person board you support will have five directors who are citizens or residents of the United States, namely Messrs. Willard, Cesan, Dearstyne, Smith and Deming. As a result, the OSS Shareholders believe that Flamel may no longer qualify as a "foreign private issuer" as defined under Rule 3b-4 under the United States Securities Exchange Act of 1934. Accordingly, Flamel will be subject to different, more onerous reporting requirements under the United States securities laws, including, without limitation, the obligation to file its annual reports on Form 10-K, quarterly reports on Form 10-Q, periodic reports on Form 8-K and an annual proxy statement. The OSS Shareholders doubt that Flamel intended this complication when it proposed its slate of directors and believe that, at this time, complying with the additional and unfamiliar reporting requirements will itself constitute an unnecessary "distraction" of scarce management time and resources. As you yourself urge shareholders, now is not the time for such distractions.

     As you point out in your Chairman's Report, the OSS Shareholders continue to believe in Flamel's enormous potential. However, what they no longer believe in is Flamel's ability under your leadership as Chairman and Chief Executive Officer to realize that long-term value for shareholders. Your Chairman's Report asserts that you are "the founder of Flamel Technologies and . . . have initiated all the projects which create the value of Flamel today." By the same token, you are the Chairman and Chief Executive Officer that has repeatedly failed to deliver the targets that you have set and that you have communicated to shareholders. In short, by your own assertion, you are accountable for the current underperformance of Flamel relative to its potential.

     You are also "completely convinced that we could continue to create long-term value for the shareholders", apparently by continuing the same practices that have destroyed so much shareholder value over the last 18 months. However, the OSS Shareholders are completely - if reluctantly - convinced, that investors no longer believe in your ability to deliver this value, particularly by continuing as if nothing were wrong and no change were necessary. In short, in your Chairman's Report you ask your fellow shareholders to believe that Gerard Soula is Flamel and Flamel is Gerard Soula. Indeed, the tone of your Chairman's Report only supports the impression, increasingly shared by the investment community and reflected in investors' questions on the June 1 conference call, that the arrogance of your approach and your demands has had and continues to have an adverse effect on negotiations with potential business partners. The OSS Shareholders have learned that several potential partners have indicated an


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

unwillingness to deal with Flamel because of the difficulty of dealing with you.

     Let us reexamine the recent record. In 2003 and in quarterly conference calls on April 30, 2004, and July 30, 2004, you told shareholders to expect that 1 new Medusa(R) licensing deal and 2 new Micropump(R) licensing deals would be signed by the end of the year. You have also told shareholders that part of Flamel's significant cash reserves will be used to develop a third delivery technology to complement the Medusa(R) and Micropump(R) technologies. In September 2004, Bristol Myers Squibb terminated its license agreement with respect to Basulin, the only Medusa(R) licensing agreement that had been in effect. As of your May 19, 2005 Chairman's Report, no other Medusa(R) licensing agreements have been signed. In September 2004, Flamel did sign a Micropump(R) licensing agreement with TAP Pharmaceutical Products Inc. However, in March 2005, Flamel terminated its Micropump(R) licensing agreement with Biovail Laboratories Inc. with respect to Genvir(R). As of May 19, 2005, therefore, Flamel has a net loss of one Medusa(R) licensing agreement and no net gain in Micropump(R) licensing agreements. And there is no sign of the third delivery technology. But as of May 19, 2005, shareholders are once again asked to believe in your "vision . . . that Flamel is on the verge of a major success" and that only Gerard Soula can lead Flamel to that promised land. The OSS Shareholders are no longer believers.

     Perhaps more could be expected from the commercial development of Flamel's superior technologies if there were greater stability in Flamel's business development team. You ask shareholders to believe that only the existing team can realize Flamel's potential. But what team? Your June 1, 2005 letter acknowledges that Flamel "must remain concentrated on our objective, attracting and keeping the most talented people we need on our team." But the OSS Shareholders understand that Flamel's current Vice President, Business Development is the SIXTH such executive that Flamel has employed in the last four years. As stated in the EXPOSE DES MOTIFS, the OSS Shareholders believe in the superiority of Flamel's technologies. But the factual record shows that Flamel has been as ineffective at establishing an effective business development function as it has been in signing up commercial licensing agreements for those technologies. In practice, you have been in charge of all negotiations with potential licensing partners; Flamel's unimpressive record is YOUR record. In practice, you have been responsible for building and retaining a management team; in that respect, also, Flamel's failures are YOUR failures.

     In contrast to your belief that "Flamel: C'est moi", the OSS Shareholders believe that Flamel is a significant public company should be run for the benefit of all its shareholders. The OSS Shareholders believe that if Flamel is to realize its full potential, it must develop a professional management team under a robustly independent board, able to guide Flamel through the next stage of its development. Notwithstanding the fact that you are the "founder" and that two of your own sons and one of your own daughters-in-law work at Flamel (one son, in the senior position of director of nanotechnology, is the beneficiary of significant option grants), Flamel is not a family-controlled company. The OSS Shareholders expect its proposed directors will form the nucleus of a new, truly independent board that will oversee a professional management team that is uncompromisingly committed to delivering value to Flamel's public shareholders.


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


                                   * * * * * *

     The OSS Shareholders do not deny the very significant role that you have played in the founding of Flamel and the development of its technologies, and are disappointed that you have expressed your intention to sever all ties with the Company if the directors they propose are elected. However, the OSS Shareholders have come to believe that your dominating role at Flamel may now be more part of the problem than the solution. The proprietary tone of your Chairman's Report dated May 19, 2005 only confirms that impression. Flamel is owned by its public shareholders, of which the OSS Shareholders are the largest. The resolutions proposed by the OSS Shareholders simply seek an independent board of directors that can provide the strategic leadership and oversight to enable a professional management team to realize Flamel's long-term value. Unlike you, the OSS Shareholders believe that Flamel is more than just Gerard Soula and have reluctantly concluded that Flamel's future may be brighter under new leadership.


                                 Very truly yours,



                                  /s/ Oscar S. Schafer
                                 --------------------------------------
                                 Oscar S. Schafer, individually, and

                                 (1) as senior managing member of:

                                     (a) O.S.S. Advisors LLC, for itself and as the general partner of
                                         (i) Oscar S. Schafer & Partners I LP;
                                             and
                                         (ii) Oscar S. Schafer & Partners II LP;

                                         and

                                     (b) Schafer Brothers LLC, for itself and as the general partner of
                                          O.S.S. Capital Management LP

                                     and

                                 (2) as director of O.S.S. Overseas Fund Ltd.


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